UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.


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          In the Matter of                   CERTIFICATE PURSUANT TO
                                                   RULE 24
            Entergy Louisiana, Inc.

          File No. 70-7580

 (Public Utility Holding Company Act of 1935)
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           This is to certify, pursuant to Rule 24 under the
Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Entergy Louisiana, Inc. ("ELI") in its Application-Declaration, in the above file, as amended, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission (the "Commission") with respect thereto dated February 2, 1989, and the supplemental orders of the Commission dated January 24, 1991, and January 24, 1996.

          On January 15, 1999, ELI executed a Letter Consent Agreement with River Fuel Company #2, Inc. (the "RFC") consenting to the issuance by RFC of $35,000,000 Intermediate Term Secured Notes, 6.16% Series B due January 15, 2002 (the "Series B Notes"). ELI also executed Supplemental Instructions to the United States Trust Company of New York, as Trustee ("Trustee") under the Trust
Agreement dated as of January 27, 1989, among The Chase Manhattan Bank, as Trustor, the Trustee and ELI authorizing the Trustee to cause RFFC to enter into a Secured Note Agreement with the Purchasers named therein for the sale of the Series B Notes.

           Attached hereto and incorporated by reference are the constituent documents to the transaction in definitive form.


          Exhibit B-1(b)  -   ELI's consent pursuant to Fuel
                              Lease

          Exhibit B-2(b)  -   Supplemental  Instructions
                              pursuant to Trust Agreement.

          Exhibit B-4(b)  -   Secured Note Agreement entered
                              into between RFFC and the
                              Noteholder.

          Exhibit B-6(b)  -   Letter Agreement executed by
                              ELI.

           Defined terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Application, as amended.

            IN   WITNESS   WHEREOF,  ELI  has  caused   this
certificate to be executed this 29th day of January, 1999.

                         ENTERGY LOUISIANA, INC.


                         By:      /s/ Steven C. McNeal
                                  Steven C. McNeal
                            Vice President and Treasurer